SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

COMMISSION FILE No. 1-31690

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

The documents listed below in this Section are furnished, not filed, as Exhibit 99.1, 99.2 and 99.3.  The Exhibits are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada PipeLines Limited under the Securities Act of 1933, as amended.

99.1                        A copy of the Registrant’s Code of Business Ethics for Directors.

99.2                        A copy of the Registrant’s Code of Business Ethics for the President and Chief Executive Officer, Chief Financial Officer and Controller.

99.3                        A copy of the Registrant’s Code of Business Ethics for Employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	/s/ Rhondda E.S. Grant
Rhondda E.S. Grant
Vice-President, Communications and
Corporate Secretary

September 15, 2005

EXHIBIT INDEX

99.1                           Code of Business Ethics for Directors.

99.2                           Code of Business Ethics for the President and Chief Executive Officer, Chief Financial Officer and Controller.

99.3                           Code of Business Ethics for Employees.